Exhibit 99.1

ALLOT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF MARCH 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - -

ALLOT LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,061	$16,142
Restricted deposits	584	904
Short-term bank deposits	16,700	15,250
Available-for-sale marketable securities	33,372	26,470
Trade receivables, net (net of allowance for credit losses $ 22,324 and $25,306 on March 31, 2025 and December 31, 2024, respectively)	19,234	16,482
Other receivables and prepaid expenses	5,983	6,317
Inventories	8,193	8,611

Total current assets	94,127	90,176

NON-CURRENT ASSETS:
Severance pay fund	456	464
Restricted deposit	296	279
Operating lease right-of-use assets	6,366	6,741
Other assets	564	2,151
Property and equipment, net	6,550	7,692
Intangible assets, net	153	305
Goodwill	31,833	31,833

Total non-current assets	46,218	49,465

Total assets	$140,345	$139,641

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,021	$946
Employees and payroll accruals	5,995	8,208
Deferred revenues	20,013	17,054
Short-term operating lease liabilities	1,062	562
Other payables and accrued expenses	9,786	9,200

Total current liabilities	37,877	35,970

LONG-TERM LIABILITIES:
Deferred revenues	6,440	7,136
Long-term operating lease liabilities	5,093	5,807
Accrued severance pay	934	946
Convertible debt	40,000	39,973

Total long-term liabilities	52,467	53,862

SHAREHOLDERS’ EQUITY:

Share capital - Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at March 31, 2025, and December 31, 2024; Issued: 40,560,391 and 40,346,993 shares at March 31, 2025 and December 31, 2024, respectively; Outstanding: 39,744,391 and 39,530,993 shares at March 31, 2025 and December 31, 2024, respectively.	1,018	1,012
Additional paid-in capital	319,351	318,138
Treasury share at cost - 816,000 shares at March 31, 2025 and December 31, 2024.	(3,998)	(3,998)
Accumulated other comprehensive income	(338)	357
Accumulated deficit	(266,032)	(265,700)

Total shareholders’ equity	50,001	49,809

Total liabilities and shareholders’ equity	$140,345	$139,641

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	Three Months Ended March 31,
	2025	2024
Revenues
Products	$6,465	$7,400
Services	16,685	14,490
Total revenues	23,150	21,890

Cost of revenues:
Products	3,317	3,013
Services	3,786	3,779
Total cost of revenues	7,103	6,792

Gross profit	16,047	15,098

Operating expenses:
Research and development (net of grant participations of $ 10 and $ 144 for the three months ended March 31, 2025, and 2024, respectively)	5,991	7,149
Sales and marketing	7,338	7,790
General and administrative	3,427	2,902
Total operating expenses	16,756	17,841

Operating loss	(709)	(2,743)
Financial income, net	673	540

Loss before income tax expense	(36)	(2,203)
Income tax expense	296	307

Net loss	$(332)	$(2,510)

Net loss per share:
Basic and diluted	$(0.01)	$(0.07)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	39,620,521	38,411,724

Unrealized loss on available-for-sale marketable securities	(21)	(13)
Total comprehensive loss from available-for-sale marketable securities	(21)	(13)
Unrealized loss on foreign currency cash flow hedges transactions	(554)	(234)
Net amount reclassified to earnings from hedging transactions	(120)	(122)
Total comprehensive loss from hedge transactions	(674)	(356)

Total other comprehensive loss	(695)	(369)

Total comprehensive loss	(1,027)	(2,879)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional		Accumulated other		Total
	Outstanding shares	Amount	paid-in capital	Treasury share	comprehensive income (loss)	Accumulated deficit	shareholders’ equity

Balance as of January 1, 2025	39,530,993	1,012	318,138	(3,998)	357	(265,700)	49,809

Exercise of share options and restricted share units	213,398	6	232	-	-	-	238
Share-based compensation	-	-	981	-	-	-	981
Other comprehensive loss	-	-	-	-	(695)	-	(695)
Net loss	-	-	-	-	-	(332)	(332)

Balance as of March 31, 2025	39,744,391	1,018	319,351	(3,998)	(338)	(266,032)	50,001

Balance as of January 1, 2024	38,376,939	981	312,128	(3,998)	483	(259,831)	49,763
Exercise of share options and restricted share units	64,833	1	-	-	-	-	1
Share-based compensation	-	-	1,360	-	-	-	1,360
Other comprehensive loss	-	-	-	-	(369)	-	(369)
Net loss	-	-	-	-	-	(2,510)	(2,510)

Balance as of March 31, 2024	38,441,772	982	313,488	(3,998)	114	(262,341)	48,245

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:

Net loss	$(332)	$(2,510)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	1,167	1,215
Share-based compensation	981	1,360
Amortization of intangible assets	152	152
Capital loss	255	-
Amortization of issuance costs of Convertible debt	27	50
Changes in operating assets and liabilities:
Decrease in accrued severance pay, net	(4)	(58)
Decrease in other assets, other receivables and prepaid expenses	1,424	717
Increase in accrued interest and amortization of premium on available-for-sale marketable securities	(341)	(372)
Decrease in operating lease right-of-use asset	304	552
Decrease in operating leases liability	(143)	(459)
Increase in trade receivables	(2,752)	(191)
Decrease in inventories	418	167
Increase (Decrease) in trade payables	75	(262)
Decrease in employees and payroll accruals	(2,212)	(3,486)
Increase in deferred revenues	2,263	1,370
Decrease (Increase) in other payables and accrued expenses	403	(554)

Net cash provided by (used in) operating activities	1,685	(2,309)

Cash flows from investing activities:

Decrease in restricted deposits	303	704
Investment in short-term bank deposits	(8,700)	-
Withdrawal in short-term bank deposits	7,250	10,000
Purchase of property and equipment	(281)	(429)
Investment in available-for sale marketable securities	(28,976)	(24,275)
Proceeds from maturity of available-for-sale marketable securities	22,400	24,835

Net cash provided by (used in) investing activities	(8,004)	10,835

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Three Months Ended March 31,
	2025	2024
Cash flows from financing activities:

Proceeds from exercise of share options	238	-

Net cash provided by financing activities	238	-

Increase (decrease) in cash and cash equivalents	(6,081)	8,526
Cash and cash equivalents at the beginning of the period	16,142	14,192

Cash and cash equivalents at the end of the period	$10,061	$22,718

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1: - ORGANIZATION AND DESCRIPTION OF BUSINESS

Allot Ltd. (the “Company”) was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing of leading innovative network intelligence (“Allot Smart”) and security solutions (“Allot Secure”) for mobile and fixed service providers as well as enterprises worldwide.

NOTE 2: - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of Allot Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of March 31, 2025 and the Company’s condensed consolidated results of operations, shareholders’ equity, and cash flows for the three months ended March 31, 2025 and 2024. The results for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2: - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues

During the three months ended March 31, 2024 and 2025, the Company recognized revenue of approximately $4,141 and $7,125, respectively, which was included in the deferred revenue balances at the beginning of each respective period.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of March 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 64,840 of which approximately $ 48,560 is estimated to be recognized within the next twelve months and approximately $ 16,280 is estimated to be recognized after the next twelve months. Excluding variable considerations related to base fee from SECaaS.

Significant Accounting Policies

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing US GAAP are required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 3: - AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	March 31, 2025				December 31, 2024
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
US Governmental debentures	33,372	-	-	33,372	26,455	15	-	26,470
Corporate debentures	-	-	-	-	-	-	-	-

	33,372	-	-	33,372	26,455	15	-	26,470
Available-for-sale - matures after one year through three years:
US Governmental debentures	-	-	-	-	-	-	-	-
Corporate debentures	-	-	-	-	-	-	-	-

	-	-	-	-	-	-	-	-
	$33,372	$-	$-	$33,372	$26,455	$15	$-	$26,470

As of March 31, 2025 and December 31, 2024, the Company had no investments with a significant unrealized loss for more than 12 months.

As of March 31, 2025 and December 31, 2024, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4: - FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available-for-sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

As of March 31, 2025 and December 31, 2024, the Company did not have any assets or liabilities valued based on Level 3 valuations.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4: - FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of March 31, 2025, and December 31, 2024, respectively:

	As of March 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$33,372	$-	$33,372
Foreign currency derivative contracts	-	156	-	156

Liabilities:
Foreign currency derivative contracts	-	(402)	-	(402)

Total financial net assets	$-	$33,126	$-	$33,126

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$26,470	$-	$26,470
Foreign currency derivative contracts	-	584	-	584

Liabilities:
Foreign currency derivative contracts	-	(224)	-	(224)

Total financial net assets	$-	$26,830	$-	$26,830

NOTE 5: - DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges) and trade receivables denominated in currencies other than U.S. dollar.

The Company currently hedges such future exposures for a maximum period of two years. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5: - DERIVATIVE INSTRUMENTS (Cont.)

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The impact of the ineffective hedge transactions on the net income (loss) for the three months ended March 31, 2025 and 2024, was $593 and $(188), respectively.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ (334) and $125 recorded in other comprehensive gain (loss) as of the three months ended March 31, 2025 and 2024, respectively. As of March 31, 2025, and December 31, 2024, the Company had outstanding hedge transactions in the net amount of $ 28,515 and $ 30,354, respectively.

The notional amounts of outstanding foreign currency contracts in U.S. dollar as of the periods presented were as follows:

	March 31,	December 31,
	2025	2024
Derivatives Designated as Hedging Instruments
Foreign currency contracts	$(334)	$342
Derivatives Not Designated as Hedging Instruments
Foreign currency contracts	88	18
Total derivative instruments	$(246)	$360

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive profit (loss) to cost of revenues for the three months ended March 31, 2025 and 2024 were $ 120 and $122 respectively. The amount reclassified from other comprehensive profit (loss) to operating expenses for the three months ended March 31, 2025 and 2024 were $  98 and $ 102, respectively.

The amount reclassified from other comprehensive profit (loss) to Sales and marketing expenses for the three months ended March 31, 2025 and 2024 were $ 29 and $ 27, respectively.

The amount reclassified from other comprehensive profit (loss) to General and administrative expenses for the three months ended March 31, 2025 and 2024 were $ 23 and $ 23, respectively.

The amount reclassified from other comprehensive profit (loss) to Research and development expenses for the three months ended March 31, 2025 and 2024 were $ 46 and $ 52, respectively.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5: - DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by the re-measurement of the underlying assets and liabilities. The derivatives have maturities of up to twelve months.

As of March 31 2025 and 2024, the Company’s outstanding non-hedge transactions were $ 11,435 and $ 8,032, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of March 31, 2025 and December 31, 2024, as assets and liabilities are as follows:

		March 31,	December 31,
Foreign exchange forward and options contracts	Balance sheet	2025	2024

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$88	$18
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	-	-

Total derivatives non-designated as hedging instruments		$88	$18

NOTE 6: - INVENTORIES

	March 31,	December 31,
	2025	2024

Raw materials	$416	$650
Finished goods	7,777	7,961

	$8,193	$8,611

As of March 31, 2025 and December 31, 2024 , the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 3,900 and $ 3,046 respectively.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 7: - PROPERTY AND EQUIPMENT, NET

	March 31,	December 31,
	2025	2024
Cost:
Lab equipment	$13,058	$13,011
Computers and peripheral equipment	12,152	12,058
Office furniture and equipment	1,304	1,431
Leasehold improvements	2,431	3,094
SECaaS equipment	7,598	7,476

	36,543	37,070
Accumulated depreciation:
Lab equipment	11,217	10,944
Computers and peripheral equipment	11,109	10,778
Office furniture and equipment	551	588
Leasehold improvements	1,499	1,941
SECaaS equipment	5,617	5,127

	29,993	29,378

Depreciated cost	$6,550	$7,692

Depreciation expenses for the three months ended March 31, 2025 and 2024 was $ 1,167 and $ 1,215 and respectively.

NOTE 8: - INTANGIBLE ASSETS, NET

a.	The following table shows the Company’s intangible assets for the periods presented

	March 31,	December 31,
	2025	2024

Original Cost:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,659

	$20,892	$20,892
Accumulated amortization:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,506	3,354

	$20,739	$20,587

Amortized cost	$153	$305

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 8: - INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense for the three months ended March 31 and 2025 and 2024, was $152 in each period.

c.	Estimated amortization expense for the years ending:

Year ending December 31,
2025 (Remainder)	153

Total	$153

NOTE 9: - COMMITMENTS AND CONTINGENT LIABILITIES

a.	Liens and guarantees:

As of March 31, 2025, the Company has provided bank guarantees in respect of performance obligation to customers in an aggregate amount of approximately $ 463, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 417.

b.	Litigations:

On November 2, 2021 two founders and six employees of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. $ 834. Allot has filed its defense statement refuting all claims and denying any breach and obligation to compensate. On March 6, 2023 the Company signed a settlement agreement with the two founders in which the Company will be pay both founders an amount of $ 260 and the founders will waive their claim.

There are ongoing legal proceedings against the rest. As of March 31, 2025, the results of this claim cannot be estimated.

NOTE 10: - SHAREHOLDERS’ EQUITY

a.	Company’s shares:

As of March 31, 2025, the Company’s authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 10: - SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plan:

A summary of the Company’s share option activity, pertaining to its option plans for employees and related information is as follows:

	Option Outstanding
	Number of shares upon exercise	Weighted average exercise price

Balance as of December 31, 2024	60,000	$5.94
Forfeited	-	-
Exercised	(40,000)	$5.94

Balance as of March 31, 2025	20,000	$5.94

Exercisable at end of year	20,000	$5.94

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the three months ended March 31, 2025 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on March 31, 2025. This amount may change based on the fair market value of the Company’s share. The total intrinsic value of options outstanding as of March 31, 2025, was $ 0.

The total intrinsic value of exercisable options as of March 31, 2025 was approximately $ 81. The total intrinsic value of options vested and expected to vest as of March 31, 2025, is $ 0.

The total intrinsic value (the difference between the Company’s closing share price on the exercise date and the exercise price) of options exercised during the three months ended March 31, 2025 was approximately $ 81. The number of options vested during the three months ended December 31, 2025, was 40,000. The weighted-average remaining contractual life of the outstanding options as of March 31, 2025 is 0.44 years. The weighted-average remaining contractual life of exercisable options as of March 31, 2025 is 0.44 years.

The following provides a summary of the restricted share unit activity for the Company for the three months ended March 31, 2025:

	RSUs
	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	3,047,441	$2.69
Granted	922,688	$6.61
Vested	(173,398)	$7.74
Forfeited	(92,670)	$6.38

Unvested at end of year	3,704,061	$3.69

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 10: - SHAREHOLDERS’ EQUITY (Cont.)

As of March 31, 2025, $ 10,054 unrecognized compensation cost related to RSUs is expected to be recognized over a weighted average vesting period of 2.09 years.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of March 31, 2025, 566,962 Ordinary shares are available for future issuance under the option plans.

The Company granted 922,688 and 1,510,000 RSUs in the three months ended March 31, 2025, and 2024, respectively, under the 2016 option plan. RSUs vest over a period of between one year to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 11: - TAXES ON INCOME

The Company’s quarterly tax provision and estimates of its annual effective tax rate are subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, non-deductible expenses, excess tax benefits from share-based compensation awards, and changes in its valuation allowance. Income tax expenses were $ 296 and $307 for the three months ended March 31, 2025 and 2024, respectively.

NOTE 12: - GEOGRAPHIC AND SEGMENT INFORMATION

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 12: - GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

Allot operates in a single reportable segment. Revenues are based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company:

	Three months ended March 31,
	2025	2024
Europe	$12,213	$10,206
Asia and Oceania	3,740	5,128
Americas	2,639	4,286
Middle East and Africa	4,558	2,270

	$23,150	$21,890

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Three months ended March 31,
	2025	2024

1st Customer	14%	-
2nd Customer	11%	-

	25%	-

A total percentage of 60% and 64% of the Company’s revenues for the three months ended March 31, 2025 and 2024, respectively are attributed to network intelligence solutions, while 40% and 36% are attributed to security solutions for the three months ended March 31, 2025 and 2024, respectively.

The following presents total long-lived assets as of March 31, 2025 December 31, 2024:

	March 31,	December 31,
	2025	2024
Israel	$12,270	$13,577
Other	646	856
	$12,916	$14,433

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTIES BALANCES AND TRANSACTIONS

Lynrock Lake Master Fund LP (“Lynrock”) is a Major Sharholder of the Company’s ordinary shares as of March 31, 2025 and December 31, 2024 . As of March 31, 2025 , the Company had an outstanding senior unsecured promissory note in an aggregate principal amount of $ 40,000 (the “Note”) issued to Linrock, see note 14 below. The Company recorded amortization expenses related to the issuance costs of the notes during the three months ended March 31, 2025, and the year ended December 31, 2024, in amounts of $ 27 and $ 200, respectively.

In addition, as of March 31, 2025 and December 31, 2024, the Company had Convertible debt balances due to its Note in amounts of approximately $ 40,000 and $ 39,973, respectively.

NOTE 14: - CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40,000 (the “Note”). The Note is convertible into the company’s ordinary shares atan initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if the company elects to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025. On November 4, 2024, the Company notified Lynrock Lake Master Fund LP extending the maturity till February 14, 2026

In event of a change of control (as defined in the note), the holder of the note has the right to require the company to convert all or a portion of the note to ordinary shares or redeem all (but not less than all) of the outstanding principal amount of the note.

In the event of such a conversion or redemption in connection with a change in control, the company will also be required to pay the holder an amount in cash equal to 6% per annum on the then-outstanding principal amount of the note from the date of such conversion or redemption trough the maturity date, as it may have been extended.

The Convertible Notes consisted of the following as of March 31, 2025:

March 31,
2025
Liability:
Principal	$40,000
Unamortized issuance costs	-

Net carrying amount	$40,000

As of the issuing date, the company recorded the issuance costs related to the Note in amount of $596 as a deduction of the liability which amortized over 3 years with an annual effective interest rate of the net liability is 0.14%.

The company recorded amortization expenses related to the issuance costs during the three months ended March 31, 2025, and 2024 in the amounts of $ 27 and $ 50, respectively.